

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 22, 2012

Via Email
Mr. Joe Kaeser
Chief Financial Officer
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

>   **Re: Siemens Aktiengesellschaft**
>   **Form 20-F for the Fiscal Year Ended September 30, 2011**
>   **Filed November 30, 2011**
>   **File No. 001-15174**

Dear Mr. Kaeser:

We have reviewed your response dated March 1, 2012 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2010

Risk Factors, page 3

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please

state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Item 18. Financial Statements, page F-1

Note 4. Acquisitions, Dispositions, and Discontinued Operations, page F-25

2.   Further to your response to prior comment 5 and your classification of OSRAM AG as discontinued operations during the second quarter of fiscal 2011, please discuss in more detail why you determined that OSRAM AG met the criteria in paragraphs 7 and 8 of IFRS 5. For example, discuss your conclusion that the sale of OSRAM was highly probable as of the second quarter of fiscal 2011 and September 2011.

3.   We note from paragraph 8 of IFRS 8 that to meet the highly probable criteria you should have an initiated an active program to locate a buyer and the disposal group must be actively marketed for sale at a price that is reasonable. Appendix B1(c)(ii) of IFRS 5 also requires that the disposal group must be actively marketed at a price that is reasonable. Since you intend to complete the sale via a public offering, please provide us with a timeline showing the steps you have taken to actively market OSRAM, describe any events that have occurred to impact the active program you initiated, and how, if any, you altered your active program as a result. Tell us how these actions support your conclusion that you met the criteria in paragraphs 7 and 8.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551- 3635 or Geoff Kruczek at (202) 551-3641 if you have other questions. In this regard, do not hesitate to contact me at (202) 551-3671.

                                Sincerely,

                                /s/ Martin James

                                Martin James
                                Senior Assistant Chief Accountant